SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2006
Commission File Number 000-50991
TELVENT GIT, S.A.
(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑               Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐               No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐               No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐               No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     Item 2.01 Completion of Acquisition or Disposition of Assets

On July 5, 2006, Telvent GIT, S.A. (the “Company”) issued a press release announcing that its indirect subsidiary, Telvent Traffic North America Inc. (“TTNA”) completed the acquisition of the Farradyne intelligent transportation systems business from Parsons Brinckerhoff Quade & Douglas, Inc. and PB Energy Storage Services, Inc. on July 3, 2006 (effective as of July 1, 2006), as described in Telvent’s Report on Form 6-K filed May 23, 2006. The funds used in this acquisition were derived from two sources: TTNA received USD $18,000,000 from selling shares of its capital stock to its direct parent company, Telvent Tráfico y Transporte, S.A., and TTNA received USD $20,000,000 in the form of a loan from LaSalle Bank National Association pursuant to the credit agreement described on Form 6-K filed June 6, 2006.

A copy of this press release is furnished as Exhibit 15 hereto.

     Item 2.03 Creation of a Direct Financial Obligation

On June 29, 2006, the Company's indirect subsidiary TTNA, borrowed USD $20,000,000 from LaSalle Bank National Association pursuant to the credit agreement described on Form 6-K filed June 6, 2006. The terms of the obligation as described on such Form 6-K are hereby incorporated by reference.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: July 5, 2006

Exhibit Index
The following exhibits has been furnished as part of this Form 6-K.

Exhibit	Description

15	Press Release issued on July 5, 2006